(212) 818-8696
email address
srosenberg@graubard.com

December 12, 2005

VIA FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CEA Acquisition Corporation Registration Statement on Form S-4 Filed October 28, 2005 File No. 333-129314

Dear Mr. Reynolds:

On behalf of CEA Acquisition Corporation (“Company”), we respond as follows to the Staff’s comment letter dated November 30, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Duc Dang. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Mr. John Reynolds

December 12, 2005

General

1.	Please provide the disclosure required by Item 9, Item 17(b)(2), and Item 18(a)(5)(ii) of Form S-4.

We currently provide the disclosure of Commission Position on Indemnification for Securities Act Liabilities required by Item 9 of Form S-4 on page II-2 of “Part II Information Not Required in Prospectus.” Additionally, we provide the disclosure of market price of and dividends on the Company’s securities and related stockholder matters required by Item 17(b)(2) on page 33 of the prospectus in the section entitled “Selected Historical and Pro Forma Consolidated Financial Information—Market Price and Dividend Data for CEA Securities,” and on page 157 of the prospectus in the section entitled “Price Range of CEA Securities and Dividends.” Accordingly, we have not made any revisions to the prospectus.

We note your comment to provide the disclosure required by Item 18(a)(5)(ii) of Form S-4. We anticipate the record date being as soon as possible after we receive clearance from the Securities and Exchange Commission (“SEC”), which we would hope to be in mid December 2005. We will fill in the record date and provide the required disclosure as soon as we anticipate receiving clearance from the SEC.

2.	Please supplementally forward copies of the board books and any other materials, written or orally provided by Capitalink in accordance with its fairness opinion. Also, provide copies of any materials, written or oral, provided by management. Lastly, provide each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party.

A copy of Capitalink’s fairness presentation will be forwarded to Duc Dang. No other materials were provided by Capitalink. Management did not prepare any materials for the board to review, but did distribute to the board members a package of etrials’ financial information which had been obtained from etrials. This financial information will be included in Mr. Dang’s package. Other than Capitalink’s presentation, there were no third-party reports, opinions, consultations, proposals or presentations received by the Company or its affiliates.

Mr. John Reynolds

December 12, 2005

3.	We note that your financial advisor considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to more completely explain each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable.

We have revised the disclosure in the section entitled “The Merger Proposal – Fairness Opinion” beginning on page 60 of the prospectus to explain each valuation method. Please note that we provide the statistical findings of each analysis in paragraphs three, four and five of the “etrials Comparable Company Analysis” section and in paragraph four of the “etrials Comparable Transaction Analysis” section. We have also updated the language in both sections to indicate the multiple ranges selected for etrials. We indicate the basis for choosing the companies and transactions that are a part of the comparison in paragraph two of the “etrials Comparable Company Analysis” section and in paragraph two of the “etrials Comparable Transaction Analysis” section.

Prospectus Cover Page

4.	We note your disclosure on the Cover page, the questions and answers, and the merger agreement section that the stockholders of etrials have already approved the merger. Supplementally explain your reasons for filing this transaction on Form S-4. It appears to us that the investment decision by etrials’ members was made on August 22, 2005. Given that etrials’ stockholders have made their investment decision, we do not understand your basis for registering the issuance of 8,357,548 shares of CEA Acquisition common stock to all the etrials members. It appears that an offering commenced privately to etrials’ stockholders, with an apparent acceptance, cannot subsequently be registered for sale to those members. Advise us of the legal and factual basis for registering the sale of CEA Acquisition’s common stock to etrials’ stockholders or revise your Form S-4 as appropriate. Provide us with the number and nature of the stockholders that have not consented to the merger. Disclose the extent to which these stockholders received communications with respect to the offering. We note the reference on page 24 to giving them notice of the merger pursuant to Section 228 of DGCL.

The Company registered the issuance of shares and warrants in this transaction on Form S-4, because of the number of holders of etrials securities. As of August 22, 2005, etrials had outstanding 13,504,461 shares of common stock, 11,217,861 shares of Series A Redeemable Convertible Preferred Stock and 1,050,087 shares of Series B Redeemable Convertible Preferred Stock, held of record by 145 stockholders. In addition to the stockholders of record, 3,986,837 shares of etrials common stock are held by five different individuals as voting trustees pursuant to voting trust agreements among such voting trustees, etrials, and certain beneficial holders of etrials’ common stock. As

Mr. John Reynolds

December 12, 2005

of August 22, 2005, there were 142 beneficial holders pursuant to such voting trust agreements who are not also direct holders of etrials capital stock, resulting in close to 300 beneficial holders of etrials securities. Of these, 16 holders of record, who collectively owned as of such date 6,951,444 shares of common stock and 8,264,071 shares of Series A Redeemable Convertible Preferred Stock, signed the merger agreement. (Under etrials’ corporate charter, the holders of the Series A Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock vote together as a single class to approve the merger.) The signing stockholders consisted of etrials’ principal stockholders, as well as its officers and directors. Holders of smaller blocks of etrials stock who are not officers and directors of etrials did not execute the merger agreement or otherwise approve the merger. etrials believes that more than 35 of these holders are not “accredited” investors, as such term is defined under Regulation D under the Securities Act of 1933. Therefore, no private placement exemption would be available to the Company and the issuance of securities had to be registered.

On September 6, 2005 etrials sent a letter to all of its stockholders of record (i.e., those stockholders entitled to vote their shares, which includes the voting trustees but not the beneficial holders underlying the voting trusts described above). This letter constituted the notice of the approval of the merger required under Section 228 of the DGCL and included copies of the etrials and CEA press releases issued in connection with the signing of the merger agreement.

On September 23 and 24, 2005 etrials sent a letter to all of the beneficial holders underlying the voting trusts described above. This letter included the etrials and CEA press releases issued in connection with the signing of the merger agreement. The letter also provided each voting trust holder with information about the number of shares of etrials common stock beneficially held by them. Finally, the letter requested that each beneficial holder agree to terminate both their voting trust, and the etrials investors’ rights agreement to which they are a party, in connection with the closing of the merger. etrials is required to use its best efforts to terminate these trusts and agreements under Section 5.19 of the Merger Agreement. This request is being made so that the merger consideration can be issued directly to the beneficial holders rather than to the voting trustees. etrials sent a second notice about the termination of the voting trusts to these holders in late October, 2005.

Finally, on November 8, 2005 etrials sent a letter to both its stockholders of record and to the beneficial holders underlying the voting trusts informing them about the filing of the Form S-4 on October 28, 2005 as well as the amendment to the merger agreement dated as of October 31, 2005. This letter included a copy of the CEA press release issued in connection with the amendment to the merger agreement.

Mr. John Reynolds

December 12, 2005

5.	We note the statement that certain of “our stockholders” have similar escrow provisions. Please clarify whether you are referring to the stockholders of CEA Acquisition Corp. Clarify similar disclosure throughout the registration statement. For instance, we note the statement that “we support the combination of CEA and etrials.”

We have revised the prospectus cover page to indicate that it is certain of the Company’s stockholders who have similar escrow provisions. We have also clarified similar disclosure throughout the prospectus.

6.	We note the Form S-1 indicates that CEA Acquisition sought to acquire a company in the media, entertainment or communications industry. Please discuss in this section whether and how this proposed target complies with the criteria set forth in the Form S-1.

We refer you to the prospectus summary of the Company’s Registration Statement on Form S-1, which explains that the entertainment, media and communications industry encompasses those companies which create, produce, deliver, distribute and/or market entertainment and information products, which include, among others, voice and data transmission services, as well as interactive multimedia software. We have revised the prospectus cover page to include this information and that etrials is a provider of recently developed technologies created for drug and medical device development called “eClinical” software and related professional services and that etrials’ software collects and transmits data through various communications vehicles such as computers, phones, PCs or hand held devices from sites that are participating in clinical studies.

Inside Front and Outside Back Cover Page

7.	Please provide the dealer prospectus delivery obligation on the outside back cover of the prospectus. See Item 502(b) of Regulation S-K.

We have revised the outside back cover page of the prospectus to include the dealer prospectus delivery obligation pursuant to Item 502(b) of Regulation S-B.

8.	The information required by Item 2 of Form S-4 should be included on the inside front cover page. Also, this information should be highlighted by print type or otherwise.

We have revised the inside front cover page of the prospectus to include the information required by Item 2 of Form S-4.

Mr. John Reynolds

December 12, 2005

Questions and Answers about the Proposals, page 9

9.	On page 10, we note the disclosure regarding etrials “rapid growth” and “significant growth potential.” Please provide the basis for management’s belief or remove. If you keep this disclosure in the prospectus, clarify when you make these statements that the company has had net losses to date and has an accumulated deficit.

We have removed both references from page 9 of the prospectus in the section entitled “Questions and Answers” about the Prospectus.

10.	We note on page 14 and 54 that you simply refer to Section 262 of the Delaware General Corporation Law in discussing etrials’ shareholders appraisal rights and procedures. In the appropriate section, please revise to outline the rights and procedures needed to be undertaken so that ordinary reasonable investors would be able to understand their course of action.

We currently outline the rights and procedures of appraisal rights afforded to the etrials stockholders on page 156 of the prospectus entitled “Appraisal Rights.” We have revised the prospectus on pages 23 and 53 to include a cross-reference to such section.

11.	Reconcile the statement on page 15 that the merger must be consummated by February 18, 2006 with Section 5.15 which indicates the merger must occur by February 11, 2006, or the company is obligated to return to its stockholders the amount being held in trust.

We have amended Section 5.15 of the Merger Agreement to indicate that the merger must be consummated by February 18, 2006, or the company is obligated to return to its stockholders the amount being held in trust. A copy of such amendment is being filed as an exhibit and annex to Amendment No. 1 to Form S-4.

12.	Please revise the answer to the question “should I send in my stock certificate now?” to address the question raised by those who vote against and desire to have their shares redeemed.

We have revised the answer to include that if a CEA stockholder elects to have their shares converted into the pro rata share of the trust account, then such stockholder should continue to hold their shares through the closing of the merger and then tender their stock certificate to CEA.

Mr. John Reynolds

December 12, 2005

Summary of the Proxy Statement/Prospectus, page 18

13.	On the bottom of page 20, we note that “certain” stockholders of etrials and CEA have entered into a voting agreement. Please revise to identify those individuals and disclose the amount and percent of shares controlled by the voting agreement.

We have revised the section entitled “Summary to the Proxy/Prospectus – Voting Agreement” on page 19 of the prospectus to include the amount of shares controlled by the agreement, which is 5,535,000. We currently indicate on page 19 that the percent of shares controlled by the voting agreement is 45%. Since we now disclose the number and percentage of shares subject to the agreement, we do not believe that including a cumbersome list of the names of the 16 signatories would be material to investors.

14.	We note the statement that if you are unable to complete a business combination by February 18, 2006 you will dissolve and liquidate CEA within 60 days. We note the Form S-1 indicates the funds will be promptly distributed to shareholders if the business combination is not completed within the 24 months. Please provide the basis for this time frame when, for example, Rule 419 requires that the funds be returned within five business days.

The Company’s charter provides that if it is unable to complete a business combination by February 18, 2006, it will dissolve and distribute to all of its public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust fund, inclusive of any interest, plus remaining assets within 60 days. We believe that 60 days is a prompt time period, as the Company’s liquidation is not only of its trust fund, but also of any remaining net assets after payment of any liabilities. This differentiates us with a company subject to Rule 419, which must simply distribute the trust fund within five days.

15.	We note etrials will declare a “paid-in-kind” dividend to holders of preferred stock. Please revise to clarify if this will serve as a means of redeeming those shares. If not, please revise to briefly discuss here the ratio of CEA shares to be exchanged for etrials’ preferred stock.

Under etrials’ corporate charter, its two outstanding classes of preferred stock accrue dividends that are payable in additional shares of such preferred stock. The holders of etrials Series A Redeemable Convertible Preferred Stock are entitled to a $0.05 dividend per year, payable in shares of Series A Redeemable Convertible Preferred Stock valued at their original issue price per share of $1.00. The holders of etrials Series B Redeemable Convertible Preferred Stock are entitled to a $0.10 dividend per year, payable in shares of Series B Redeemable Convertible Preferred Stock valued at their original issue price per share of $2.00. etrials’ Board of Directors intends to declare and pay these stock dividends through a date prior to the closing of the merger; for purposes of the calculations in the S-4 we have assumed that these dividends will be paid through January 31, 2006. No shares of etrials preferred stock will be redeemed in connection with the payment of these dividends.

Mr. John Reynolds

December 12, 2005

Each share of Series A Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock is convertible into one share of etrials common stock and, under etrials’ corporate charter, neither the Series A Redeemable Convertible Preferred Stock nor the Series B Redeemable Convertible Preferred Stock is entitled to a liquidation preference in connection with merger with CEA, because etrials’ stockholders will own a majority of the surviving parent corporation after the closing of the merger. Accordingly, the merger conversion ratio for each of the three classes of stock is the same. We have revised the prospectus accordingly.

16.	On page 22, we note that a portion of the 1,400,000 shares to be withheld and kept in escrow, will be held beyond the trigger price because it is held for indemnification purposes. Please revise to quantify the “portion” that represents the indemnification shares.

We have revised the “Summary of the Proxy Statement/Prospectus – Indemnification of CEA” on page 21 of the prospectus to indicate that 740,000 or 10% of the shares of CEA common stock to be issued to the etrials’ stockholders upon consummation of the merger, will be held in escrow for indemnification purposes.

17.	We note your use of the term “signing stockholders” throughout this document. On page 20 you state they represent 45 percent of the post merger shares. On page 22, you state they represent 38 percent of the post merger shares. Please reconcile your disclosure.

We currently indicate on page 19 of the prospectus in the section entitled “Summary of the Proxy Statement/Prospectus – Voting Agreement” that the aggregate percentage of ownership of the parties to the voting agreement after consummation of the merger, which includes the Signing Stockholders and the existing CEA stockholders who are party thereto, will be 45%. On page 22 of the section entitled “Summary of the Prospectus – Lock-Up Agreement,” we refer to the percentage of ownership that the Signing Stockholders will own as a group upon consummation of the merger, which is just 38%. Accordingly, we have not made any revision to the prospectus.

18.	We note on page 22 that CEA’s insider shares placed in escrow after its IPO may be released on “an accelerated basis.” Please either revise to briefly discuss how such acceleration would materialize or provide a cross reference to the location that elaborates on this issue.

We have revised the section entitled “Summary of the Proxy Statement/Prospectus – Lock-Up Agreement” on page 21 of the prospectus to explain that the CEA insider shares placed in escrow will be released on an accelerated basis only if the Company liquidates following a business combination or upon a subsequent transaction resulting in the Company’s stockholders having the right to exchange their shares for cash or other securities.

Mr. John Reynolds

December 12, 2005

19.	On page 24 we note that “if the merger is not completed, then these shares will not be converted into cash.” The noted statement does not appear accurate in light of the fact that the shareholders would receive the same amount of money for their shares in a redemption or liquidation. Please advise or revise to reflect the economic outcome of a liquidation.

We have revised the section entitled “Summary of the Proxy Statement/Prospectus – Conversion Rights” on page 23 of the prospectus to indicate that if the merger is not completed, then the Company’s stockholder’s shares will not be converted into cash, but if the Company is unable to complete the merger, it is likely it will be forced to liquidate and all public stockholders will receive the same amount they would have received if they sought conversion of their shares and the Company did consummate the merger.

20.	On page 25, we note that Messrs. Michaels and Moreyra, will be personally liable to pay debts and obligations that remain outstanding in the event of liquidation. If possible, please revise to estimate the amount they would be liable for in such event.

In the event of a liquidation, the Company estimates that it will have liabilities and obligations in excess of cash out of trust of approximately $265,000. Messrs. Michaels and Moreyra would be personally liable only to the extent a creditor could bring a claim against the Company’s trust fund. Since the Company has obtained trust fund waiver letters from creditors who are owed approximately $265,000, it is not currently expected that Messrs. Michaels and Moreyra will have any exposure under such arrangement. We have revised the disclosure on page 24 in the section entitled, “Interests of CEA Directors and Officers in the Merger” to indicate this.

21.	Disclose whether any compensation arrangements have been entered into with the officers and directors of CEA referred to on page 25.

No compensation arrangements have been entered into with the officers and directors of CEA.

22.	Please revise to clarify if the finder’s fee to be paid to EarlyBirdCapital and American Fund Advisors is contingent on the success of the merger. Also, clarify if the shares underlying the warrants in this payment will be restricted upon issuance.

We have revised the section entitled “Summary of the Proxy Statement/Prospectus – Finders Fees” on page 24 of the prospectus to indicate that the finder’s fee to be paid to EarlyBirdCapital and American Fund Advisors is contingent on the success of the merger and that the warrants will be restricted upon issuance.

Mr. John Reynolds

December 12, 2005

Comparative Per Share Data, page 33

23.	Please revise to include per share data (historical and book value) for etrials. In addition, please include per share data for the interim reporting periods.

We have revised page 32 of the section entitled “Selected Historical And Pro Forma Consolidated Financial Information- “Comparative Per Share Data” to include additional etrials per share data for both historical and book value. In addition, per share data has been provided for the interim reporting periods.

Market Price and Dividend Data for CEA Securities, page 34

24.	Please fill in the disclosure on page 34 regarding holders of record on page 34.

We will fill in the number of holders of record as of the record date and provide the required disclosure once we anticipate receiving clearance from the SEC.

25.	Please revise the subheading to risk factor 6 to discuss the risk to the company and/or investors. Currently it merely states a fact.

We have deleted former Risk Factor No. 6 and inserted this disclosure on page 40 into former Risk Factor No. 20. Former Risk Factor 20 is now Risk Factor 18.

26.	The statement on page 37 that “our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development” is generic and should be removed.

We removed the statement when we deleted former Risk Factor No. 6.

27.	Risk factor 13 appears to be a risk that affects companies in and outside of your industry. Please revise to discuss how the risk associated with “factors outside your control” are specific to you or remove the risk factor.

We have deleted former Risk Factor No. 13.

28.	Define “CRO” in risk factor 17.

We defined the term “CRO” on page 39 in former Risk Factor No. 17. Former Risk Factor 17 is now Risk Factor 15.

Mr. John Reynolds

December 12, 2005

29.	To the extent possible, please avoid the generic conclusions you reach in several of your risk factors that the risk discussed could “negatively affect,” “adversely affect’ or harm your business, revenues or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clear.

We have made the requested changes in several risk factors to the extent it is possible to make them more specific and indicate the magnitude of the risk.

30.	Risk factors 20 and 6 both appear to discuss the risk associated with the infancy of your business or product. Please revise to combine the two risk factors or advise how they address different risks.

We have deleted former Risk Factor No. 6 and inserted this disclosure on page 40 into former Risk Factor No. 20. Former Risk Factor 20 is now Risk Factor 18.

31.	Please revise risk factor 22 to clarify why you expect your service revenues will decline in the future. If it is because you will shift your efforts from services to internet software application hosting, please state so.

We have changed former Risk Factor No. 22 on page 40 to clarify that service revenue is expected to decline as a percentage of total revenue in the future, because of etrials’ shift to software application hosting. Former Risk Factor 22 is now Risk Factor 20.

32.	Risk factors 23 and 34 are too detailed for the risk factors section. Generally, each risk factor should be no more than two concise paragraphs. Please revise accordingly.

We have edited former Risk Factors No. 23 (on page 41) and 34 (on pages 45 and 46) to have two concise paragraphs. Former Risk Factor 23 is now Risk Factor 21 and former Risk Factor 34 is now Risk Factor 31.

33.	The risk associated with the ability to manage one’s growth, discussed in risk factor 26, is a risk that affects companies in and outside your industry. Please revise to discuss how the risk is specific to your company or remove the risk factor.

We have deleted former Risk Factor No. 26.

Mr. John Reynolds

December 12, 2005

Special Meeting of CEA Stockholders, page 50

34.	On page 52, we note that broker non-votes will be treated as “not entitled to vote” and “will have no effect on the vote on the proposal.” Please revise to discuss the implication of this treatment. Does this mean that such shares will not be eligible for redemption/conversion? Also, clarify if broker non-votes are considered votes against the business transactions. Please revise to clarify if the broker non-votes will be included in the calculation used to determine if you have received a majority of the necessary votes.

We have revised the section entitled “Special Meeting of CEA Stockholders – Vote of our Stockholders Required” on page 51 of the prospectus to indicate that broker non-votes will not be eligible for conversion. We have already indicated that broker non-votes, although not counted as official “no votes,” have the same effect as voting against the merger and the charter amendments (since such proposals require the affirmative vote of a majority of the outstanding shares to be approved) but that, with respect to the stock option plan (where only the affirmative vote of a majority of shares actually voted is required for approval) broker non-votes have no effect. Broker non-votes are not included in the calculation used to determine if the Company has received a majority of the necessary votes to adopt any of the proposals.

35.	For holders of your shares in “street name” please revise to discuss how they would exercise their conversion rights. If such holders do not vote resulting in a “broker non-vote” will they be entitled to conversion rights and if so, how will they exercise their conversion rights? Do they have to go through their brokers?

We have revised the section entitled “Special Meeting of CEA Stockholders – Vote of our Stockholders Required” on page 51 of the prospectus to direct holders of shares held in “street name” to the section entitled “Special Meeting of CEA Stockholders – Conversion Rights” beginning on page 52 if they choose to exercise their conversion rights and we have expanded this latter section to explain how to exercise conversion rights if you hold the shares in “street name.” We have also indicated that holders who do not vote, resulting in a broker non-vote, will not be entitled to conversion rights.

36.	Clarify whether individuals who fail to vote or who abstain from voting may exercise conversion rights.

We have clarified the section entitled “Special Meeting of CEA Stockholders – Abstentions and Broker Non-Votes” on page 51 of the prospectus to indicate that individuals who fail to vote or who abstain from voting may not exercise their conversion rights.

Mr. John Reynolds

December 12, 2005

37.	On page 54, we note that you have not but may hire a firm to assist in the proxy solicitation process. Please revise to clarify if such firm would be paid by proceeds outside of the trust account. If not, please revise to clarify how such firm would be paid.

We have revised the section entitled “Special Meeting of CEA Stockholders – Proxy Solicitation Costs” on page 53 of the prospectus to indicate that Morrow & Co, Inc. has been hired to assist in the proxy solicitation process and that the Company will pay its fees in connection therewith. Supplementally, we wish to advise you that the fees paid to Morrow & Co., Inc. will be paid by proceeds outside the trust account. We do not believe that such information is material to investors and have not included such information in the prospectus.

The Merger Proposal, page 56

38.	On page 57, we note that you were introduced to etrials by EarlyBirdCapital, Inc. (EarlyBird) in June of 2005. Please revise to clarify how this came about. Did you seek out EarlyBird’s assistance? Discuss the circumstance by which EarlyBird was aware that etrials was seeking to be acquired.

We have revised the section entitled “The Merger Proposal—Background of the Merger” on page 56 of the prospectus to indicate that American Fund Advisors became aware that etrials was looking for funding and wanted to explore the possibilities of an initial public offering. American Fund Advisors then contacted EarlyBirdCapital, Inc. to see if they were interested in perhaps introducing etrials to a Specified Purpose Acquisition Corporation. EarlyBirdCapital knew that the etrials’ business was communications related and that, as the managing underwriter of the Company’s initial public offering, the Company was looking to combine with a company similar to etrials. EarlyBirdCapital then put the Company’s management in touch with the management of etrials.

39.	On page 59, we note that Capitalink advised you that the revised financial information of etrials would not have impacted their opinion. Please revise to clarify if you have this statement in writing.

We have revised the section entitled “The Merger Proposal – Background of the Merger” on page 58 of the prospectus to indicate that Capitalink advised the Company orally that the revised financial information of etrials would not have impacted their opinion.

40.	Compare the interim period for 2005 with 2004 and discuss the increase or decrease in revenues in the interim.

We have revised the section “The Merger Proposal – CEA’s Board of Directors’ Reasons for the Approval of the Merger” on page 58 of the prospectus to compare the interim period for 2005 with 2004 and discuss the increase of revenues in the interim period.

Mr. John Reynolds

December 12, 2005

41.	On page 60, we note that you believe etrials will still be able to implement its business plan “even if the full amount of funds deposited” are not available at the closing. Please revise to clarify if this includes the circumstance where you will have approximately 80 percent of the funds available.

We have clarified the section “The Merger Proposal – CEA’s Board of Directors’ Reasons for the Approval of the Merger” on page 59 of the prospectus to include that etrials will be able to implement its business plan even if only 80 percent of the funds deposited in the trust account is available.

42.	Please revise to quantify the amount of warrants purchased and the total consideration paid for such warrants by your management.

We have revised the section entitled The Merger Proposal – Interests of CEA Directors and Officers in the Merger” on page 59 of the prospectus to indicate that the Company’s management has purchased an aggregate of 719,693 warrants for an aggregate purchase price of $468,600.45.

43.	We note that several members of management have decided to remain with the company as directors and that such persons “may receive certain cash fees and stock awards” that CEA determines to pay. We do not understand the use of the term “may” in the noted disclosure. If CEA determines to pay non-executive directors, it would appear that such directors “will” receive such compensation. Please revise accordingly. Also, if any compensation arrangements are in place, please revise to quantify such compensation here.

We have revised the section entitled “The Merger Proposal – Interests of CEA Directors and Officers in the Merger” on page 59 of the prospectus to indicate that if the Company determines to pay non-executive directors cash fees and stock awards, that such directors will receive such compensation. No compensation arrangements are currently in place.

44.	Briefly describe the qualifications of Capitalink and discuss the method of selection of Capitalink. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Capitalink and CEA Acquisition, or their affiliates. See Item 1015 of Regulation M-A, as referenced in Item 9 to Schedule 13E-3, and Item 4(b) of Form S-4.

We currently include on page 67 of the section entitled “Special Meeting of CEA Stockholders – CEA Fairness Opinion” the qualifications and method of selection of Capitalink, as well as the compensation Capitalink will receive. We also currently include on page 67 of the prospectus that Capitalink does not beneficially own any interest in either the Company or etrials

Mr. John Reynolds

December 12, 2005

and has not provided either company with any other services. Moreover, we have been advised that there is no material relationship currently or within the last two years between Capitalink, the Company or their affiliates. Accordingly, we have not made any revision to the prospectus.

45.	Explain the reference to “CAGR.”

We have revised the disclosure in the section entitled “The Merger Proposal – Fairness Opinion” on page 63 to explain the reference to “CAGR” or “compounded annual growth rate.”

46.	We note the projections relied upon in the fairness opinion. Clarify that these projections were used solely in rendering the fairness opinion and that investors should not place undue reliance upon projections.

We have clarified under the section entitled “The Merger Proposal – Fairness Opinion” on page 64 of the prospectus that the projections relied upon in the fairness opinion were used solely in rendering the fairness opinion and that investors should not place undue reliance upon projections.

47.	Disclose that Capitalink has consented to use of the opinion in the document and provide Capitalink’s consent as an exhibit.

We have clarified under the section entitled “The Merger Proposal – Fairness Opinion” beginning on page 60 of the prospectus that Capitalink has consented to use of its opinion in the prospectus. Capitalink’s consent is being filed as an exhibit to Amendment No.1 of Form S-4.

48.	On page 68, we note that you have paid Capitalink a fee and will reimburse them for reasonable out of pocket expenses. As Capitalink has already rendered its opinion, please revise to quantify the total consideration to Capitalink and the amount still owed.

We have revised the section entitled “The Merger Proposal – Fairness Opinion” on page 67 of the prospectus to state that Capitalink has received a fee of $75,000 in connection with the preparation and issuance of its opinion and that the Company will reimburse Capitalink for its reasonable out-of-pocket expenses, including attorneys’ fees.

49.	In the appropriate section, please revise to provide more detail regarding your plans, as a combined entity, for the use of the funds currently held in trust.

We have revised the existing disclosure on page 105 to disclose examples of possible uses of working capital that may be required to fund growth.

Mr. John Reynolds

December 12, 2005

etrials Discounted Cash Flow Analysis, page 65

50.	We noted in the third paragraph under this section that management projected strong growth in revenues from FY2004 to FY2009. To assist an investor in understanding your disclosure, please provide a table indicating the projected growth (in $ and %) and provide a narrative discussion supporting how your projections are supportable.

On page 64, we have provided a table with the projected growth in revenues both in dollars and percentages for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. We have deleted the reference to “strong” growth and added an explanation for the growth rate used in the projections by etrials management.

51.	We noted in the final paragraph of this page you utilized long-term perpetual growth rates between 21% and 21.5%. Please tell us how you determined this range and provide a narrative discussion to justify how your range is supportable.

We have revised the final paragraph in the section entitled “etrials Discounted Cash Flow Analysis on page 64 of the prospectus to indicate that the long-term perpetual growth rate reflects the estimated 20-year EBITDA growth rate etrials is expected to incur after 2009, the terminal year in the projections provided by etrials management. Following the terminal year, EBITDA growth is expected to gradually decline to an estimated long-term GDP growth in the United States of 3%.

Material Federal Income Tax Consequences of the Merger, page 68

52.	Please file an opinion of counsel as to this and all other material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.

An opinion of counsel as to this and all other material tax aspects of the offering is being filed as Exhibit 8.1 to Amendment No. 1 to Form S-4.

Merger Agreement, page 70

53.	We note the Signing Stockholders hold sufficient securities to approve the merger. Please revise to quantify the “sufficient” amount of securities owned.

We have revised the section entitled “Merger Agreement – General: Structure of Merger” on page 69 of the prospectus to indicate that the Signing Stockholders own more than 50% of etrials’ common stock and more than 67% of etrials preferred stock, and that these are the percentages needed under etrials’ charter and the Delaware General Corporation Law to approve the merger.

Mr. John Reynolds

December 12, 2005

54.	Clarify how the common stock and warrants of CEA will be allocated among the etrials stockholders. Currently you simply state the securities will be allocated in the manner set forth in the merger agreement. Briefly describe the allocation. For example, explain how the preferred shares receive their allocation of CEA shares.

We have revised the description of the allocation of the merger consideration in the section entitled “Merger Agreement – Merger Consideration” on page 70.

55.	Please revise to clarify if the 1,400,000 shares to be escrowed will be pro rata of the shares owned by the Signing Stockholders or all of etrials stockholders.

We have added the appropriate clarifying language on page 71 of the prospectus in the section entitled “Merger Agreement – Escrow of Shares.”

Other Information Related to CEA, page 102

56.	Discuss the actual use of proceeds not held in trust and compare with the use of proceeds as described in the Form S-1. If there are material differences, explain the reasons for the differences.

We have discussed the actual use of the proceeds not held in trust. There is no material difference to that described in the S-1.

The etrials Business, page 107

57.	We note that etrials is a “leading” provider of recently developed technologies. Please revise to substantiate the statement that etrials is a “leading” provider. Explain the aspects of their current operations that cause them to be a leader in their industry.

We have deleted from page 106 of the section entitled “The etrials Business,” the reference to “leading.”

58.	On page 107, we note that the acquisition of Araccel provided the eClinical solutions. It would appear that these solutions are the primary products etrials currently sells. Please revise to discuss etrials business activities before its acquisitions of Araccel.

We have added on page 106 of the section entitled “The etrials Business,” a description of etrials’ business prior to the merger with Araccel.

Mr. John Reynolds

December 12, 2005

59.	We note your reference to a third party industry analyst in discussing the EDC Software. Please identify the analysts.

We have deleted from page 107 of the section entitled “The etrials Business,” the reference to third party analysts.

60.	We note that you intend to seek additional companies. Please clarify the types of companies that you intend to target.

We have added to page 105 in the section entitled “The etrials Business,” additional disclosure about the types of companies or products that etrials would consider acquiring.

61.	Explain how your technology allows unprecedented insight into every aspect of a clinical trial. Compare to traditional paper case reports. Are paper reports also typically entered into a database that would be used to spot trends?

We have revised the paragraph entitled “Products” on page 106 of the section entitled “The etrials Business,” including deleting the reference to “unprecedented.”

62.	Explain how you reuse database elements to reduce trial costs.

We have explained on page 106 of the section entitled “The etrials Business,” how etrials’ customers can reuse clinical trial forms to reduce costs in later trials.

63.	Clarify how your technology collects and transmits data. For instance, do these devices automatically transmit data or are certain steps required to transmit the data, such as connecting to the Internet through an Internet service provider?

We have revised page 107 of the section entitled “The etrials Business,” to clarify how etrials’ technology collects and transmits data.

64.	We note the discussion of the etrials’ five primary products. If possible, please revise to discuss the revenue percentage for each product.

The five software application products summarized under the heading “The etrials Business” are generally utilized together as modules and are not sold as individual software products. Consequently, etrials does not have objective evidence of fair value for the five primary products and thus is unable to allocate the contract consideration to each product. Accordingly, etrials is not able to disclose the revenue percentage for each product.

Mr. John Reynolds

December 12, 2005

65.	Discuss the material terms of the agreement with SAS Institute Inc. and file the agreement as an exhibit.

We have disclosed on page 108 of the section entitled “The etrials Business,” the material terms of the SAS Institute agreement, as requested in the staff’s letter. etrials has paid $400,000 to SAS under this Agreement for the first two years. etrials also considers this agreement to be in the ordinary course of business. etrials believes this Agreement is not material to etrials, because of the small amount of expense associated with this Agreement. Consequently, etrials has not filed this agreement as an exhibit.

66.	Discuss your transition to a subscription and software application-hosting business model. How will this impact your business and operations?

We have discussed on page 109 of the section entitled “The etrials Business,” etrials’ transition to a subscription and software applications hosting business model, including how etrials expect it will impact its business and operations.

67.	On page 109, we note that etrials has also “partnered with other companies to broaden its product offerings.” Please revise to discuss how etrials has partnered with other companies and discuss any arrangements currently in place.

We have discussed on page 108 of the section entitled “The etrials Business,” how etrials has partnered with SAS. The description of etrials’ relationship with Quintiles is described on page 108. These are etrials’ only partnering relationships at present.

68.	On page 110, we note that etrials has targeted and entered into agreements with “two of the largest CROs in the world.” First, please name them and provide the basis for the claim that these two CROs are two of the largest in the world. Second, revise to disclose the duration of these agreements.

We have disclosed on page 109 of the section entitled “The etrials Business,” the names of the two CROs and the duration of etrials’ agreements with them. We have also modified the reference to “largest” to say large.

69.	We note your discussion regarding etrials’ significant customers. Please identify each significant customer and disclose the percent of revenues attributable to each individually. Disclose whether you have entered into agreements with these customers. If so, discuss the material terms and file as exhibits.

We have disclosed the names of each significant customer and the percentage of etrials’ revenue attributed to each on page 110 of the section entitled “The etrials Business.” We do not believe that any single agreement with a customer is material to etrials business and that all

Mr. John Reynolds

December 12, 2005

customer contracts are in the ordinary course of etrials’ business. We have explained the nature of our agreements by adding on page 110: Although etrials enters into master agreements with each customer, the master contracts do not contain any minimum revenue commitment by customers and contain only standard terms and conditions. All services and revenues are covered by separately negotiated addendums called project or task orders. As of September 30, 2005 etrials had $22.3 million in contract backlog representing 107 project task orders for an average of approximately $208,000 each. Consequently, we have not filed any customer contracts as an exhibit.

70.	In discussing competition, estimate the number of competitors and the registrant’s competitive position.

We have disclosed on page 110 of the section entitled “The etrials Business,” the information about competitors and etrials’ competitive position.

71.	On page 111, we note the reference to etrials “experience with IVRS and CTMS acquisitions it completed in 2004 and 2005.” Please revise to elaborate on these acquisitions.

We have provided on page 108, of the section entitled “The etrials Business,” additional disclosure about the IVRS and CTMS acquisitions.

72.	On page 112, we note that etrials has filed a patent application. Please revise to disclose the patent application number, the date filed, the current status of the application and the scope of the patent.

We have provided on page 111 of the section entitled “The etrials Business,” additional disclosure about etrials’ patent applications.

73.	We note that etrials has licensed technology from MiniDoc AB. Please revise to elaborate on this arrangement. Discuss the principal terms of the license and how the license technology is integrated into etrials’ products. Also, clarify if MiniDoc exclusively licenses it technology to etrials or are competitors able to utilize the licensed technology as well. Disclose the material terms of the licensing agreement and file as an exhibit.

We have summarized on page 108 of the section entitled “The etrials Business,” the principal terms of the license from MiniDoc AB and discussed exclusivity. We have also filed this license agreement as Exhibit 10.33.

74.	Disclose the terms of settlement of the patent infringement claim.

We have summarized on page 114 of the section entitled “The etrials Business,” the principal terms of the settlement of the PHT patent infringement claim.

Mr. John Reynolds

December 12, 2005

etrials’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 115

75.	In the overview discuss the known trends, events and uncertainties associated with your operations.

We have inserted on page 115 of the section entitled “etrials’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the known trend of increasing industry adoption of eClinical technologies and added the uncertainty of etrials’ ability to expand its customer base in order to maintain its market share.

76.	Discuss the reason for the increase in contracts that resulted in increased revenues.

We have inserted on page 123 of the section entitled “etrials’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” a reference to the increasing industry adoption rate with etrials growth in contracts.

77.	In your “results of operations” disclosure, please revise to quantify the change in net income and discuss the known reasons behind such change.

We have revised pages 122,124 and 126 of the section entitled “etrials’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to quantify the changes to net income and the known reasons behind such changes.

78.	On page 129, we note the discussion regarding your two lines of credit. Name the bank providing the lines of credit. Please revise to discuss the repayment terms under the capital equipment credit line. Are you required to make interest payments during the 36 month repayment period? Also, discuss your intentions to renew your revolving accounts receivable credit line. File the lines of credit as exhibits.

We have revised page 128 of the section entitled “etrials’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to indicate that RBC Centura Bank is the bank providing both the accounts receivable line of credit and the capital equipment line and we have revised the discussion of repayment terms including interest under the capital equipment line of credit. We also discuss our intentions to renew the accounts receivable credit line. The Loan and Security Agreement with RBC was previously filed as Exhibit 10.26. Since this agreement covers both the accounts receivable line of credit and the capital equipment line, we have not filed any additional exhibits.

Mr. John Reynolds

December 12, 2005

Critical Accounting Policies and Estimates Goodwill, page 123

79.	It appears that the disclosure presented in the second paragraph is a duplicate disclosure of that provided under “Accounting for Income Taxes.” Please remove.

We have removed the second paragraph on page 122 in the section entitled “etrials Management’s Discussion and Analysis of Financial Condition and Results of Operations – Goodwill.”

Directors and Executive Officers of CEA Following the Merger, page 132

80.	We note that John Cline has been with etrials since January 1999 when he founded etrials. Please revise to reconcile the noted disclosure with your disclosure on page 107.

We have revised page 131 of the section entitled “Directors and Executive Officers of CEA Following the Merger” to indicate that Mr. Cline has been with etrials since etrials acquired Mr. Cline’s company in March 2000.

81.	We note the various companies listed in several individuals biographical disclosure. For instance, you disclose that Mr. Cline was associated with NemaMed, Inc., Biomedical Homecam, Inc., Caremark International, Inc., Hoffman Surgical Equipment Co. and Organon Pharmaceuticals USA, Inc. If you elect to list associations outside the five year period required by Item 401 of Regulation S-K, please provide the full discussion of the business experience, including the time period involved and the position held with each entity.

We have revised the biographies in the section “Directors and Executive Officers of CEA Following the Merger” beginning on page 131 to only include associations within the five year period required by Item 401 of Regulation S-K.

82.	We note Ms. King and Messrs. Sammis and Harte are not included in this section, yet they appear to be management and disclosure is provided in the executive compensation section. Please revise this section accordingly or advise.

We have revised the disclosures in the section “Directors and Executive Officers of CEA Following the Merger” beginning on page 131 to include a separate table, and accompanying biographical information, setting forth each person who is an executive officer of etrials or etrials Worldwide Limited, its United Kingdom subsidiary. Rachael King is no longer an executive officer of etrials Worldwide Limited and accordingly we have not included her biographical information.

Mr. John Reynolds

December 12, 2005

Beneficial Ownership of Securities, page 143

83.	We note that you have not included the warrants owned by several persons listed in this section in disclosing their beneficial ownerships. Please advise how such warrants are not exercisable within 60 days of this document once it goes effective.

If the merger is not approved at the meeting or is otherwise not consummated by February 18, 2005, then the warrants will never become exercisable and will expire worthless. Since there is a contingency involved here (e.g., whether or not the merger is consummated and the warrants ever become exercisable), the shares underlying the warrants should not be included in beneficial ownership before the merger. However, since the post merger information assumes that the merger is consummated, we have included the shares underlying the warrants in the post merger beneficial ownership columns.

84.	Please revise to disclose the natural persons that are the beneficial owners of the shares listed for the entities disclose in this section.

We have added additional information about the entities listed on the Beneficial Ownership of Securities table beginning on page 141 of the prospectus in the footnotes to the table. It is not reasonably feasible, however, for us to disclose the natural persons who are the beneficial owners of certain of these entities, which include a publicly-traded company and several venture capital funds.

85.	Please include the beneficial ownership percent after the offering. Consider providing varying percentages based upon the amount of CEA shareholders that exercise their conversion rights and etrials shareholders that exercise their appraisal rights.

We have revised the beneficial ownership table beginning on page 141 of the prospectus to include the beneficial ownership percentage after the offering and have included varying percentages assuming (i) no Company stockholders elect conversion rights with respect to their shares received in the Company’s IPO and no etrials stockholders exercise their appraisal rights, and (ii) 19.99% of the Company’s stockholders issued in its initial public offering elect to convert their shares issued in the Company’s IPO to cash and holders of 5% of etrials stock exercise their appraisal rights.

Mr. John Reynolds

December 12, 2005

etrials Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

86.	We noted the December 31, 2003 financial statements of etrials Worldwide Limited, a wholly owned subsidiary were audited by other auditors. Please include the audit report issued by the other auditor covering this period, and file a copy of the auditor’s consent to the use of its report. Please refer to the guidance is Article 2-05 of Regulation S-X.

etrials notes the Staff’s comment and is currently working with the predecessor auditors of etrials Worldwide, Limited to comply with the Staff’s request for a copy of the auditor’s report and the related auditor’s consent to the use of its report. If such consent cannot be obtained from the predecessor auditor, we will request Ernst & Young to audit the December 31, 2003 financial statements of etrials Worldwide, Limited. The Company has filed Amendment No. 1 to the Form S-4 and its response letter to the Staff’s Comment Letter of November 30, 2005 without the etrials Worldwide, Limited predecessor auditor’s report and related consent to the use of the audit report. This will enable the Staff to review the amended Form S-4 and the responses to the Staff’s remaining comments while the necessary procedures are completed by etrials to comply with Comment No. 86. We will file a response as soon as the necessary procedures have been performed by either the predecessor auditor or Ernst & Young LLP to comply with this comment.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, F-8

87.	We noted from your disclosure that etrials generates revenue from hosting fees and professional service fees related to the eClinical software solutions. It appears from your disclosure that you are recognizing the multiple deliverables of the arrangement separately, (i.e., hosting fees ratably over the hosting period and the services under the proportional performance method). Please explain how you analyzed the consensus in concluding that the revenue from your hosting fees and services should be recognized separately. Please refer to the guidance in EITF 00-21.

etrials’ revenue recognition practices consider the guidance in paragraph No. 9 of EITF 00-21, which addresses whether a delivered item represents a separate unit of accounting in an arrangement with multiple deliverables. etrials concluded that the hosting services do not represent a separate unit of accounting since the service does not have value to the customer on a stand alone basis and the hosting service has not been sold separately from the services provided during the three phases of clinical trials. Although etrials’ deliverables are not separable under EITF 00-21, the components of the contract do have distinct activities that entail a different method of delivery. Accordingly, the fees assigned to the services and hosting activities in the customer contract are recognized as delivery occurs. The fees associated with the hosting activity are recognized ratably over the hosting period, which generally begins at or near the end of the first phase of clinical trials. Revenues generated from services contracts are generally recognized using the proportional performance method of accounting.

Mr. John Reynolds

December 12, 2005

88.	We noted from your disclosure that contracts can be terminated upon 30 days notice. Please provide a detailed discussion surrounding the terms of the cancellation provisions of the contract. It addition, provide a discussion addressing SAB 104, specifically how you determined a fixed and determinable fee is reasonably assured, and that collection is probable, as it relates to cancellation rights.

As disclosed in Note 2 to etrials’ financial statements, etrials’ customers generally have the ability to terminate contracts upon 30 days notice to the etrials. However, the terms of etrials’ contracts specifically require the customer to compensate etrials for services provided through the date of termination. Accordingly, a fixed and determinable fee is reasonably assured and collection is probable, in accordance with SAB 104, since compensation for the services provided through the termination date is contractually required. We have revised the footnote to state that etrials’ contracts typically require payment to etrials for fees earned from all services provided through the termination date.

Goodwill, F-12

89.	Please provide us with your goodwill impairment testing analysis and provide a detailed narrative discussion demonstrating your impairment testing is consistent with the guidance of SFAS 142 and EITF Topic D-101. In this regard justify your accounting treatment to allocate goodwill to your reporting units in proportion to the carrying values of the segment’s assets as of the date of acquisition. Please advise.

etrials’ goodwill impairment testing practices consider the guidance in paragraph 30 of SFAS 142 and the related clarification issued by the Task Force in EITF D-101. etrials concluded that it had two reporting units for purposes of allocating goodwill and measuring impairment; the United States segment and the United Kingdom segment. These reporting units represent the lowest level in the organization for which discrete financial information is both available and reviewed by the chief operating decision maker.

Paragraph 34 of SFAS 142 requires that all goodwill acquired in a business combination be assigned to one or more reporting units using a methodology that is reasonable and supportable and it must be applied in a consistent manner. Management concluded that allocating goodwill to the reporting units based on the carrying value of the acquired entity’s assets was reasonable and supportable since Araccel was experiencing liquidity constraints as a stand alone entity prior to the merger. As noted in the response to comment 91, Araccel had only one significant customer with an ongoing relationship with no assurance that this customer relationship would continue post merger. However, the synergies created by the two companies subsequent to the merger along with the industry experience of Araccel and the international presence of the combined company allowed etrials to increase its revenues in subsequent periods.

Mr. John Reynolds

December 12, 2005

The Company has elected to perform its annual impairment test as of November 1 of each calendar year. The following summarizes the results of Step 1 of the Company’s SFAS 142 goodwill impairment analysis, which was performed as of November 1, 2004:

Reporting Unit	Reporting Unit Carrying Value	Fair Value	Indication of Impairment?
United States	$11,350,672	$23,478,563	No
United Kingdom	$ 1,552,993	$ 5,869,641	No

The Company engaged an independent, third-party valuation expert to estimate the fair value of the reporting units using the respective entity’s future discounted cash flows based on assumptions developed by management. Since the fair value of the reporting units, including goodwill, exceeded its carrying value, Step 2 of the SFAS 142 impairment analysis was not performed and no impairment loss was recognized.

Segment Reporting, F-15

90.	We noted that you view your operations and manage your business as two operating segments, which have been aggregated for financial reporting purposes. Please provide us with a detailed analysis supporting your conclusion that you meet the aggregation criteria of SFAS No. 131. Tell us who is your chief operating decision maker (CODM) and provide us with a copy of the monthly reporting package that the CODM utilizes in making decisions on how to allocate resources and assess performance.

As disclosed in Note 1 to the etrials’ financial statements, etrials operates in two SFAS 131 operating segments, the United States (“US”) and the United Kingdom (“UK”). etrials has evaluated the aggregation criteria in paragraph 17 of SFAS 131 and for the reasons described in Note 2 believes that the segments should be aggregated for purposes of external reporting. The following summarizes the SFAS 131 aggregation criteria and a summary of the evaluation by management.

The criteria in paragraph 17 permit aggregation if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	The nature of the products and services

The Company provides the same application-hosting and related services to its customers located in the US and the UK.

•	The nature of the production processes

Mr. John Reynolds

December 12, 2005

Management has formal Standard Operating Procedures (“SOPs”) that are developed centrally to ensure the same level and quality of service is provided by its employees in both locations.

•	The type or class of customer for their products and services etrials provides it services to pharmaceutical and biotechnology companies in both the US and the UK. The US and the UK locations often perform work on the same contracts since most of etrials’ customers have an international presence and as such often require services for the same clinical trial in both geographic locations.

•	The methods used to distribute their products or provide their services

The marketing and sales efforts are also jointly performed by the US and the UK sales teams for the above reasons.

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Although the drug development regulatory environments in the United States and internationally may be different, the rules and guidelines of other countries are substantially similar to those of the United States Food and Drug Administration.

The Company’s chief operating decision maker is John Cline, Chief Executive Officer. The Company has provided an example of the requested monthly reporting package supplementally to Mr. Dang.

Note 3. Acquisition of Araccel Corporation, F-17

91.	Please provide us a discussion of how you determined the allocation of the purchase price in the acquisition of Araccel Corporation. Explain why no customer-related or contract-based intangible assets were required to be recognized and why such a large portion of the purchase price was recorded as goodwill. Refer to paragraph 39 of SFAS 141 and the related implementation guidance in Appendix A thereto.

etrials determined the allocation of the purchase price, including the fair value of its developed technology, based upon an independent third-party appraisal using assumptions developed by management. In connection with the purchase price allocation, management considered the guidance in paragraph 39 of SFAS 141, which identifies five classes of intangible assets that qualify for recognition apart from goodwill, including customer relationship and customer contract intangibles. In performing this analysis, etrials noted that unlike the traditional Contract Research Organizations (“CROs”), which have a long history of receiving long-term clinical trials and repeat business from customers under their master services agreements, there is no established technological standard for electronic data capture software and Araccel’s

Mr. John Reynolds

December 12, 2005

technologies had limited acceptance within the industry. etrials reviewed the backlog of Araccel as of the date of acquisition and noted only one significant customer with an ongoing relationship with no assurance that this customer relationship would continue post merger and therefore concluded that no value should be assigned to the customer or contracts. For the above reasons, etrials concluded that no value should be assigned to either a customer contract intangible or customer relationship intangible as part of the purchase price allocation. The portion of the purchase price allocated to goodwill is primarily the result of Araccel’s clinical trial experience, including different therapeutic areas, and history in both the United States and Europe, which is critical to future marketing and sales efforts for the combined company. Araccel provided a fully functional European office and staff which enabled etrials to become a global provider to the industry.

Accounts Receivable. F-18

92.	Please provide a description of the nature and status of the unbilled accounts receivable amounts. Refer to the guidance in Rule 5-02(3)(c)(3).

Unbilled services are recorded for revenue recognized to date that has not yet been billed to the customer. In general, amounts become billable upon the achievement of milestones or in accordance with predetermined payment schedules. Unbilled services are billable to customers within one year from the respective balance sheet date. We have added additional disclosure within its “Summary of Significant Accounting Policies” related to the nature and status of its unbilled receivables in accordance with Rule 5-02(3)(c)(3).

Note 11. Stockholders’ Deficit, F-28

93.	Please provide a description of the method and assumptions used in determining the fair value of all warrants issued. Please refer to the guidance in paragraph (47)(d) of SFAS No. 123.

The value of the warrants to purchase shares of common stock was determined using the Black Scholes option-pricing model with the following assumptions: risk-free interest rate ranging from approximately 2.75% to 3.67%, expected life of five years, volatility of 100% and no dividends. In response to the Staff’s request, etrials has revised its disclosure to include the assumptions used to value all warrants issued.

Mr. John Reynolds

December 12, 2005

Note 13. Geographic Information

94.	Please provide the information required in paragraph 45 (c) of SFAS 142 in total and for each reportable segment.

In response to the Staff’s comments, Note 13 has been revised to include the amount of goodwill allocated to each geographic location as of each balance sheet date presented. There have been no changes in the carrying amount of goodwill, no goodwill impairment losses, or goodwill disposed during the period from the Araccel acquisition date through September 30, 2005.

CEA Acquisition Corporation Financial Statements

Balance Sheets, F-35

95.	We noted from your disclosure that the shares subject to conversion have been valued and recorded in the mezzanine section of the balance sheet. It also appears that the value of these shares is included in common stock and additional paid in capital within the equity section. Please clarify why the value of these shares have been recorded twice within the balance sheet. Please revise as necessary.

The Statements of Stockholder’s Equity is revised to disclose the net proceeds of the initial public offering ($21,390,100) less the reclassification of $4,103,450 related to the 804,598 shares subject to possible conversion. With this revision, there is no duplication of amounts.

Notes to Financial Statements

General

96.	We noted your notes to financial statements are labeled as unaudited. Although condensed notes to financial statements may be provided for interim reporting periods, your annual financial statements should include complete audited notes. Please revise accordingly.

The label has been corrected. Complete notes are included for the periods audited. As described in Note 1, information relating to September 30, 2005 and 2004 is unaudited.

Mr. John Reynolds

December 12, 2005

Note 2. Organization and Business Operations, F-43

97.	We noted from your disclosure and on the statement of operations on F-36 that you are recording accretion related to the common stock subject to possible conversion. Please provide a detailed analysis of your accounting treatment including the specific authoritative literature utilized to support your conclusions reached.

Paragraph 4 on Note 2 to the Financial Statements describes the conversion price that Public Shareholders holding up to 19.99% of shares are entitled to in the event they vote against a Business Combination. Since these Public Shareholders are entitled to receive their per share interest in the Trust Fund, the Company accretes this portion of the Trust Fund interest. At September 30, 2005, an aggregate of $127,752 had been accreted.

Such accounting treatment is supported by the accounting for securities with similar characteristics including redeemable preferred stock. Authoritative literature includes Regulation S-X 5-02, 28 (preferred stocks subject to mandatory redemption requirements or whose redemption is outside the control of the issuer) SAB No. 64 Question 1, EITF Topic No. D-98 and EITF 86-45 where such discussion states “…practice supports and SAB 64 would require that the carrying amount be increased by periodic accretions, using the interest method, so that the carrying amount would equal the mandatory redemption amount at the mandatory redemption date.”

Note 3. Offering F-44

98.	Please disclose the estimated fair value and the significant assumptions used to value the underwriter’s purchase option.

We have revised page F-44 of the financial statements to include the fair value and the significant assumptions used to value the underwriters purchase option

Other Regulatory

99.	Please note the updating requirements for the financial statements as set forth in Rule 3-12(g) of Regulation S-X, and provide a current consent of the independent accountants in any amendments.

The comment is duly noted. A current consent of each independent accountant is being filed as exhibits 23.2 and 23.3 to Amendment No. 1 to Form S-4.

Mr. John Reynolds

December 12, 2005

Exhibits

100.	Please file an executed exhibit 10.31.

etrials has entered into voting trust agreements, including amendments, with approximately 150 different beneficial holders and therefore it is not reasonably feasible to file executed copies of each of these agreements. The form of voting trust agreement included as Exhibit 10.31 and the form of amendment to voting trust agreement included as Exhibit 10.32 to the Form S-4 are substantially the forms of agreement entered into with each beneficial holder of etrials common stock who has executed a voting trust agreement. Accordingly, we have not filed an executed exhibit 10.31.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Sherie B. Rosenberg

Sherie B. Rosenberg

cc:	J. Patrick Michaels, Jr. Donald Russell Robert Moreyra Harold Ewen Brad Gordon John K. Cline James W. Clark, Jr. Mark Jewett James Verdonik, Esq. Amalie Tuffin, Esq.